UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD SPECIALIZED DISCLOSURE REPORT

IAMGOLD CORPORATION

Ontario, Canada
(State or other jurisdiction of incorporation)

001-31528
(Commission File Number)

Suite 2200 – 150 King Street West
Toronto, ON M5J 1J9
Canada
(Address of principal executive office)

Annie Torkia Lagacé
(416) 360-4710
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ______.
X     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable

Item 1.02    Exhibit

Not applicable

Section 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01    Resource Extraction Issuer Disclosure and Report

IAMGOLD Corporation (“IAMGOLD”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). IAMGOLD is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025, to satisfy the requirements of Item 2.01. IAMGOLD’s ESTMA report is available on IAMGOLD’s website at https://s202.q4cdn.com/468687163/files/doc_downloads/2026/05/Annual-ESTMA-Report_2025-website.pdf or on the Government of Canada’s website at https://www.natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – EXHIBITS Item 3.01    Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
99.1	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

                                IAMGOLD CORPORATION

                            By:    /s/ Annie Torkia Lagacé

                                _____________________________
Date: May 15, 2026                        Annie Torkia Lagacé
                                Chief Legal Officer